RainChief Energy Inc.
Suite 900-925 West Georgia Street, Vancouver BC V6C 3L2 Canada
Tel +1.604.484.5761 x31 Fax +1.604.484.5760

Trading Symbol: RCFEF.OTCBB	December 30, 2010

Vancouver, BC – December 30, 2010: RainChief Energy Inc (“RainChief”) (OTCBB: RCFEF) is pleased to announce that on December 22, 2010 it closed a share exchange transaction with JayDoc Capital Corp. (“Jaydoc”) and five of the holders of JayDoc’s common shares (the “Share Exchange”). Pursuant to the Share Exchange, the five holders of JayDoc’s common shares received an aggregate of 5,000,000 common shares of RainChief at a deemed price of US$0.02 per share in consideration for the surrender of an aggregate of 12,000,000 common shares of JayDoc. The result of the Share Exchange is that JayDoc is now a 100% owned subsidiary of RainChief.

RainChief is also pleased to announce that on November 22, 2010, it completed a private placement of 1,000,000 units to one investor at a price of US$0.02 per unit (the “Unit Private Placement”). Each unit consists of one common share and one common share purchase warrant exercisable at a price of US$0.02 per share until October 29, 2015.

The securities issued pursuant to the Share Exchange and the Unit Private Placement are subject to resale restrictions in accordance with applicable securities legislation.

About RainChief Energy:

RainChief Energy Inc. is a Canadian-based independent renewable energy producer currently engaged in the development of PV solar energy projects in Italy and the European Union. RainChief and key operational partners have the combined capabilities to manage and direct all key steps in the selection, authorization, financing, development and operations of PV solar power projects. Operating partners, plus project suppliers and contractors have demonstrated capabilities in the areas of project development, engineering and construction.

For additional information please contact the following.

“Brad Moynes”

Brad Moynes, President

Tel: +1-604-484-5761 x31

Fax: +1-604-484-5760

Investor Relations Contact:        e-mail: invest@rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.